August 5, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-0305

Attention: Justin Dobbie

Re:	Quantum Fuel Systems Technologies Worldwide, Inc.
Registration Statement on Form S-3 filed July 12, 2011
File No. 333-175478

Dear Mr. Dobbie:

We are responding to the Staff’s comment letter dated July 27, 2011 regarding the above-referenced filing. To facilitate the Staff’s review of our responses, each of the Staff’s comments is set forth in italicized type immediately followed by the Company’s response. In response to the Staff’s comment letter, we are contemporaneously filing with the Commission an amended Registration Statement on Form S-3/A, which is intended to address the comments contained in your letter and to update the disclosures contained in the registration statement through August 1, 2011.

Registration Statement on Form S-3

General

1.	Staff Comment: We note that you have not yet filed the definitive proxy statement from which Part III information in your Form 10-K for the fiscal year ended April 30, 2011 is incorporated by reference. Please note that we will not be in a position to declare the registration statement effective until you file either the definitive proxy statement or an amendment to your Form 10-K with Part III information included. Refer to Securities Act Forms Compliance and Disclosure Interpretation 123.01 for guidance.

Company Response: On August 4, 2011, the Company filed an amendment on Form 10-K/A to its Annual Report on Form 10-K for the fiscal year ended April 30, 2011 to include the Part III information required by Form 10-K. We have incorporated this amendment on Form 10-K/A by reference into our amended Registration Statement.

U.S. Securities and Exchange Commission

Justin Dobbie

August 5, 2011

Prospectus Summary

2.	Staff Comment: Please disclose in the prospectus summary your net losses for each of the last three fiscal years and disclose that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Company Response: We advise the Staff that we have added the disclosure below to the Prospectus Summary section of our amended Registration Statement:

“Our independent registered public accounting firm, Ernst & Young LLP, has included an explanatory paragraph in their opinion that accompanies our audited consolidated financial statements as of and for the year ended April 30, 2011, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern. For fiscal years 2011, 2010 and 2009, we incurred net losses from operations before income taxes of $11.3 million, $46.3 million and $28.0 million, respectively.”

We trust that you will find this letter responsive to the Staff’s comments. If you have any further questions or comments, please contact the undersigned at (248) 619-9277.

Very truly yours,

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

/s/ Kenneth R. Lombardo
Kenneth R. Lombardo
Vice President and General Counsel

cc:	Alan P. Niedzwiecki (w/encl.)
William B. Olson (w/encl.)